UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-1F
(Amendment No. 4)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

ADASTRA MINERALS INC.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

FIRST QUANTUM MINERALS LTD.
(Bidder)

Common Shares
(Title of Class of Securities)

335934105
(CUSIP Number of Class of Securities)

Andrew Hancharyk, Esq.
General Counsel
543 Granville Street, 8th Floor,
Vancouver, British Columbia, Canada V6C 1X8,
604-688-6577

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of Bidder)

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West
Toronto, ON M5K 1N6
(416) 366-8381

February 2, 2006
(Date tender offer first published, sent or given to security holders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

(a) Offer to Purchase and Circular dated February 2, 2006, including Letter of Acceptance and Transmittal and a Notice of Guaranteed Delivery.(1)

(b) Notice of Variation and Extension dated March 10, 2006.(2)

(c) Notice of Variation and Extension dated March 21, 2006, including Letter of Acceptance and Transmittal and a Notice of Guaranteed Delivery.(3)

(d) Notice of Variation and Extension dated April 3, 2006.(4)

(e) Notice of Variation and Extension dated April 18, 2006.

Item 2. Informational Legends

(a) See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006.(1)

(b) See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006.(2)

(c) See “Notice to Shareholders in the Untied States” in the Notice of Variation and Extension, dated March 21, 2006.(3)

(d) See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 3, 2006.(4)

(e) See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated April 18, 2006.

(1) Previously filed with First Quantum Minerals, Ltd.’s Schedule 14D-1F filed on February 2, 2006.

(2) Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 1 to Schedule 14D-1F filed on March 10, 2006.

(3) Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 2 to Schedule 14D-1F filed on March 21, 2006.

(4) Previously filed with First Quantum Minerals, Ltd.’s Amendment No. 3 to Schedule 14D-1F filed on April 3, 2006.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are a resident of the United Kingdom and you have any doubt about the Offer or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom Financial Services and Markets Act 2000. No securities regulatory authority in Canada, the United States or the United Kingdom has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise. In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority or by the London Stock Exchange plc.

April 18, 2006

NOTICE OF VARIATION AND EXTENSION
by
FIRST QUANTUM MINERALS LTD.
of its
OFFER TO PURCHASE
all of the outstanding common shares of
 ADASTRA MINERALS INC.
on the revised basis of, at the election of each holder,
(a)  Cdn.$2.92 in cash per common share of Adastra Minerals Inc. (the “Cash Alternative”); or
(b)  one common share of First Quantum Minerals Ltd. and Cdn.$0.265 for every 14.76 common shares of Adastra Minerals Inc. (the “Share Alternative”)
subject, in each case, to pro ration as set out herein

First Quantum Minerals Ltd. (“First Quantum” or the “Offeror”) hereby gives notice that it has amended its offer dated February 2, 2006, as previously varied and extended by the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006 and the notice of extension dated April 3, 2006 (collectively, the “Original Offer”) to purchase all of the outstanding common shares of Adastra Minerals Inc. (“Adastra”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Adastra (together, the “Adastra Shares”), in order to: (i) increase the consideration offered for the Adastra Shares; (ii) extend the Original Offer to 11:59 p.m. (Toronto time) on April 28, 2006 unless further extended or withdrawn; (iii) revise the conditions of the Original Offer; and (iv) provide additional disclosure with respect to certain matters.

THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (TORONTO TIME) ON APRIL 28, 2006 UNLESS FURTHER EXTENDED OR WITHDRAWN

THE BOARD OF DIRECTORS OF ADASTRA HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF ADASTRA ACCEPT THE OFFER AND TENDER THEIR ADASTRA SHARES TO THE OFFER

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and this Notice of Variation and Extension in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada. Holders of Adastra Shares (“Shareholders”) should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named in the Offer and Circular may reside outside the United States, and that a substantial portion of the assets of First Quantum and said persons are located outside the United States.

        THE FIRST QUANTUM SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Prospective investors should be aware that acquisition of First Quantum Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully in the Offer and Circular.

        The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Adastra Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Adastra Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Adastra Shares, or of related securities, or of common shares of First Quantum, or of related securities, during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        The Offer and Circular and this Notice of Variation and Extension, and certain of the information incorporated by reference into the Offer and Circular and this Notice of Variation and Extension, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable reserves,” “proven reserves,” “inferred resources,” “indicated resources,” “measured resources” and “mineral resources” used or incorporated by reference in the Offer and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

        No action has been or is intended to be taken by First Quantum, by Numis Securities Limited or by RBC Capital Markets and its affiliated entities that would permit a public offer of First Quantum Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”)) before such an offer is made.

        Accordingly, as regards Shareholders resident in, or who have received the Offer in, the United Kingdom (“U.K. Shareholders”), the Offer is only being made to or directed at, and deposits of Adastra Shares will only be accepted from, a U.K. Shareholder who: (a) is, and is able to establish to the satisfaction of the Offeror that it is: (i) a qualified investor acting as principal; (ii) a qualified investor which operates in the financial markets acting on behalf of a person, not being a qualified investor, on a discretionary basis concerning the acceptance of offers on that person’s behalf; or (iii) acting on behalf, and on the instructions, of a qualified investor (in which case the Offer is made to or directed at that qualified investor); or (b) is a person to whom the Offer may otherwise be made or at whom the Offer may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom before the Offer is made. A “qualified investor” is (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) a person entered on the register of qualified investors maintained by the FSA for this purpose pursuant to section 87R of FSMA; or (iv) an investor authorized by an EEA State other than the United Kingdom to be considered as a qualified person. Accordingly, any U.K. Shareholder purporting to accept the Offer must provide supporting evidence satisfactory to the Offeror that it is entitled to do so, and the Offeror shall in its sole discretion be entitled to reject any such purported acceptance of the Offer, as further described in the Offer and Circular. Shareholders who have received the Offer in the United Kingdom should consult with their legal advisors to determine whether they (or any person on whose behalf they act) are able to receive and accept the Offer. Further details in connection with the Offer and its acceptance by U.K. Shareholders are set out in the Offer and Circular.

        The content of this document, which has been prepared by and is the responsibility of the Offeror, has been approved by Numis Securities Limited of Cheapside House, 13 Cheapside, London, United Kingdom EC2V 6LH, solely for the purposes of section 21 of the FSMA. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else, and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this document. Numis Securities Limited is authorized by the FSA and its FSA registration number is 2285918.

        This Notice of Variation and Extension should be read in conjunction with the Original Offer and the circular that accompanied the offer dated February 2, 2006 (the “Original Circular” and, together with the Original Offer, the “Offer and Circular”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and in the letters of transmittal (the “Revised Letters of Transmittal”) and notice of guaranteed delivery (the “Revised Notice of Guaranteed Delivery”) that accompanied the notice of variation and extension dated March 21, 2006 and the letters of transmittal (the “Original Letters of Transmittal”) and the notice of guaranteed delivery (the “Original Notice of Guaranteed Delivery”) that accompanied the offer dated February 2, 2006 continue to be applicable in all respects. All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006, the notice of extension dated April 3, 2006 and hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

        Shareholders who (i) have validly deposited and not withdrawn their Adastra Shares using the appropriate Original Letter of Transmittal and, if applicable, an Original Notice of Guaranteed Delivery and (ii) wish to elect the Share Alternative need take no further action to accept the Offer. Shareholders who (i) have validly deposited and not withdrawn their Adastra Shares using the appropriate Original Letter of Transmittal and, if applicable, an Original Notice of Guaranteed Delivery and (ii) wish to elect the Cash Alternative must withdraw their Adastra Shares by following the procedures set forth in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares” and redeposit their Adastra Shares by following the procedures set out below and in Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”. Shareholders who wish to accept the Offer must properly complete and duly execute the appropriate Revised Letter of Transmittal (printed on purple paper in the case of all Shareholders other than Eligible U.K. Shareholders and on orange paper in the case of Eligible U.K. Shareholders) that accompanied the notice of variation and extension dated March 21, 2006 or a manually signed facsimile thereof and deposit it, together with the certificates representing their Adastra Shares and any required evidence confirming that the Shareholder purporting to accept the Offer is eligible to do so, at one of the offices of the Depositary in accordance with the instructions in the applicable Revised Letter of Transmittal. Any Shareholder holding Adastra Shares in the form of CREST Depository Interests must additionally arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository Limited. Alternatively, certain Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”, by using the Revised Notice of Guaranteed Delivery (printed on pink paper) that accompanied the notice of variation and extension dated March 21, 2006 or a manually signed facsimile thereof. Persons whose Adastra Shares are registered in the name of a dealer, broker, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada, to RBC Capital Markets Corporation in the United States (the “Dealer Manager”), to Innisfree M&A Incorporated (the “Information Agent”) or to Computershare Investor Services Inc. (the “Depositary”). Additional copies of this Notice of Variation and Extension, the Offer and Circular, the Letters of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary at their respective offices shown on the last page of this Notice of Variation and Extension.

        No person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, the Letters of Acceptance and Transmittal and this Notice of Variation and Extension and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

        The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this Notice of Variation and Extension. Any representation to the contrary is unlawful.

        This Notice of Variation and Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

EXCHANGE RATE INFORMATION

        All references to “dollars” or “$” in this document refer to United States dollars, unless otherwise indicated. The following table sets forth the average exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31

	2005	2004	2003	2002	2001

Rate at end of period	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2116	1.3015	1.4015	1.5704	1.5484

        On April 17, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.1453.

NOTICE OF VARIATION AND EXTENSION

April 18, 2006

TO: THE HOLDERS OF ADASTRA SHARES

        This Notice of Variation and Extension amends and supplements the Offer and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Adastra Shares, which includes the associated SRP Rights.

        Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Variation and Extension should be read in conjunction with the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery. Unless the context requires otherwise, capitalized terms used herein but not defined have the meanings set forth in the Offer and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery.

        All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, all references in such documents to the “Letters of Transmittal” mean the Original Letters of Transmittal as amended by the Revised Letters of Transmittal, all references in such documents to the “Notice of Guaranteed Delivery” mean the Original Notice of Guaranteed Delivery as amended by the Revised Notice of Guaranteed Delivery and all references in such documents to the “Circular” mean the Original Circular as amended by the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006, the notice of extension dated April 3, 2006 and hereby.

1.     Increase in Consideration Offered

        The Offeror has amended the Offer by increasing the consideration offered to Shareholders from, at the election of each Shareholder, (a) Cdn.$2.65 in cash for each Adastra Share, or (b) one First Quantum Share for every 14.76 Adastra Shares, to, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share, or (b) one First Quantum Share and Cdn.$0.265 in cash for every 14.76 Adastra Shares subject, in each case, to pro ration based upon the maximum amount of cash and First Quantum Shares offered.

        Any Shareholder who (i) deposits his or her Adastra Shares using an Original Letter of Transmittal and, if applicable, Original Notice of Guaranteed Delivery, or (ii) fails to complete the appropriate Revised Letter of Transmittal and, if applicable, the Revised Notice of Guaranteed Delivery electing the Cash Alternative or (iii) does not properly elect either the Cash Alternative or the Share Alternative in the appropriate Revised Letter of Transmittal and, if applicable, the Revised Notice of Guaranteed Delivery with respect to any Adastra Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

        The maximum amount of cash payable by the Offeror pursuant to the Offer (including in respect of the Cdn.$0.265 in cash for every 14.76 Adastra Shares paid to Shareholders who elect the Share Alternative) has been increased such that it shall not exceed Cdn.$0.475 multiplied by the number of outstanding Adastra Shares on a fully diluted basis on the date of the Offer (the “Maximum Cash Consideration”). Based on the number of Adastra Shares outstanding on a fully diluted basis on April 11, 2006, the Maximum Cash Consideration will be approximately Cdn.$41.0 million. All references in the Offer and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery to the Maximum Cash Consideration are amended to reflect the foregoing changes. The maximum number of First Quantum Shares issuable by the Offeror pursuant to the Offer shall not exceed the number of outstanding Adastra Shares on a fully diluted basis on the date of the Offer divided by 17.5 (the “Maximum Share Consideration”). Based on the number of Adastra Shares outstanding on a fully diluted basis on April 11, 2006, the Maximum Share Consideration will be approximately 4.9 million First Quantum Shares.

        Assuming that either all Shareholders tender to the Cash Alternative or all Shareholders tender to the Share Alternative, each Shareholder will be entitled to receive Cdn.$0.475 in cash and approximately 0.057 of a First Quantum Share for each Adastra Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Adastra Shares. Conversely, in light of the total number of First Quantum Shares available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Share Alternative will receive only First Quantum Shares in consideration for their Adastra Shares.

        The consideration payable under the Offer will be pro rated on each date (“Take-Up Date”) upon which the Offeror takes up or acquires Adastra Shares pursuant to the Offer as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration or the Maximum Share Consideration and will be based on the number of Adastra Shares acquired in proportion to the number of Adastra Shares outstanding on a fully diluted basis at the Take-Up Date. The Offeror reserves the right, to the extent permitted by applicable Laws, to have multiple Take-Up Dates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	the aggregate amount of cash that the Offeror will pay as consideration for Adastra Shares acquired in respect of the Cash Alternative and the Share Alternative on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the “Maximum Take-Up Date Cash Consideration”);

(b)	the aggregate number of First Quantum Shares that the Offeror will issue as consideration for Adastra Shares acquired in respect of the Share Alternative on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Adastra Shares to be taken up on such Take-Up Date and the denominator of which is the number of outstanding Adastra Shares on a fully diluted basis (the “Maximum Take-Up Date Share Consideration”);

(c)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, together with the Cdn.$0.265 in cash per First Quantum Share to be paid to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who has so elected the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration, less the Cdn.$0.265 in cash per First Quantum Share to be paid to Shareholders who have elected (or are deemed to have elected) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who have elected the Cash Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, and each such Shareholder will receive First Quantum Shares (or cash in lieu of any fractional First Quantum Common Share calculated by valuing each First Quantum Share at Cdn.$39.11) as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder; and

(d)	if, on any Take-Up Date, the number of First Quantum Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of First Quantum Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders in an amount equal to the number of First Quantum Shares sought by each such Shareholder who has so elected (or is deemed to have elected) the Share Alternative in respect of its Adastra Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Share Consideration and the denominator of which is the aggregate number of First Quantum Shares sought by those Shareholders who have elected (or are deemed to have elected) the Share Alternative in respect of their Adastra Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional First Quantum Common Share calculated by valuing each First Quantum Share at Cdn.$39.11), and each such Shareholder will receive cash as consideration for any balance which exceeds the number of First Quantum Shares allocated to the Shareholder.

        For greater certainty, unless a Shareholder receives only cash consideration for all Adastra Shares tendered by the Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will be deemed to have received a proportionate amount of cash and First Quantum Shares as consideration for each whole Adastra Share tendered by such Shareholder such that the Shareholder will receive (a) cash as consideration for a fraction of each Adastra Share tendered (which fraction will equal the percentage of the total consideration paid to such Shareholder that is paid in cash) and (b) First Quantum Shares as consideration for the remaining fraction of each Adastra Share.

        No fractional First Quantum Shares will be issued pursuant to the Offer. Where a Shareholder is to receive First Quantum Shares as consideration under the Offer and the aggregate number of First Quantum Shares to be issued to such Shareholder would result in a fraction of a First Quantum Share being issuable, the number of First Quantum Shares to be received by such Shareholder will be rounded down and the amount of cash to be received by such Shareholder will correspondingly be increased (on the basis of Cdn.$39.11 per First Quantum Share). The amount of cash payable to Shareholders in lieu of issuing fractional First Quantum Shares will not be included in, but will be in addition to, the Maximum Cash Consideration.

        All references in the Offer and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery to the Offered Consideration are amended to reflect the foregoing changes.

        Based on the closing price of the First Quantum Shares on the TSX of Cdn.$49.96 on April 10, 2006, the last trading day prior to the Offeror’s announcement of its intention to increase the Offered Consideration, the implied value of the Share Alternative is Cdn.$3.40, representing a premium of approximately 89% over the closing price of the Adastra Shares on the TSX of Cdn.$1.80 on January 17, 2006, the last trading day prior to the Offeror’s announcement of its intention to make the Original Offer.

        Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Adastra Shares are taken up under the Offer, including Shareholders who have already deposited their Adastra Shares to the Offer, will receive the increased Offered Consideration for their Adastra Shares.

2.     Extension of the Offer

        By notice to the Depositary given on April 18, 2006 and a news release issued by the Offeror, the Offeror has extended the expiry of the Original Offer to 11:59 p.m. (Toronto time) on April 28, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the Offer and Circular are amended to read in full as follows:

        “Expiry Date” means April 28, 2006 or such later date as is set out in a notice of variation and extension of the Offer issued at any time and from time to time extending the period during which Adastra Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

        “Expiry Time” means 11:59 p.m. (Toronto time) on the Expiry Date.

3.     Amendments to Conditions of the Offer

        Section 2 of the Offer to Purchase, “Conditions of the Offer” (found at pages 11-14 of the Offer and Circular) is deleted in its entirety and replaced by the following:

        “The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Adastra Shares deposited under the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	the Support Agreement shall not have been terminated (i) by Adastra, whether in accordance with its terms or otherwise, or (ii) by the Offeror in accordance with its terms;

(c)	(i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity, any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Adastra Shares or the right of the Offeror to own or exercise full rights of ownership of the Adastra Shares;

(ii)	which, if the Offer were consummated, would have a Material Adverse Effect with respect to Adastra or the Offeror; or

(iii)	which would materially and adversely affect or make uncertain the ability of the Offeror or its affiliates to take up and pay for any Adastra Shares deposited under the Offer;

(d)	the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing on or before the date of the Support Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of Adastra or any of the Subsidiaries or any material joint venture of Adastra which, when considered either individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect with respect to Adastra;

(e)	Adastra shall not have executed definitive agreements necessary to give effect to Adastra’s proposed transaction with Mitsubishi Corporation as described in the directors’ circular of Adastra dated February 17, 2006;

(f)	Adastra shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by Adastra in the Support Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Adastra or materially and adversely affect the ability of the Offeror to proceed with the Offer;

(g)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally, but for greater certainty, changes in the price of copper or cobalt shall not constitute such a condition;

(h)	(i) the Adastra Board shall have waived the application of the Shareholder Rights Plan to the purchase of Adastra Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Adastra Shares upon the exercise of the SRP Rights in relation to the purchase of Adastra Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall have otherwise become or been held unexercisable or unenforceable in relation to the Adastra Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. Subject to the provisions of the support agreement between the Offeror and Adastra dated April 11, 2006 (the “Support Agreement”), the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time prior to the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time prior to the Expiry Time.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth in Section 11 of the Offer to Purchase and shall provide a copy of such notice to the TSX and AIM. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. In the event of any waiver, all Adastra Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Adastra Shares deposited under the Offer and (i) the Depositary will promptly return all certificates for deposited Adastra Shares to the parties by whom they were deposited in acceptance of the Offer, and (ii) CREST Depository will credit the original balances of Shareholders who deposited Shares in the form of CDIs. See Section 9 of the Offer to Purchase, “Return of Deposited Adastra Shares”.”

4.     Time and Manner for Acceptance

        Adastra Shares may be deposited to the Offer in accordance with the provisions of Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”.

5.     Recent Developments

        On March 30, 2006, Adastra’s legal counsel contacted legal counsel to the Offeror in order to request that certain senior officers of Adastra be put in touch with Philip Pascall, the Chief Executive Officer of the Offeror. The basis of the request was that Adastra wished to discuss the possibility of a negotiated transaction for the acquisition by the Offeror of the outstanding Adastra Shares in light of the increase to the implied value of the Offer resulting from the recent rise in the trading price of the First Quantum Shares.

        On the morning of March 31, 2006, Timothy Read, the President and Chief Executive Officer of Adastra, and Bernard Vavala, the Chairman of the Adastra Board, telephoned Mr. Pascall and Clive Newall, the President of the Offeror, to initiate discussions regarding a potential negotiated transaction. Mr. Read and Mr. Vavala advised Mr. Pascall and Mr. Newall that the Adastra Board had discussed the fact that the increased trading price of the First Quantum Shares resulted in the implied value of the Offer being in the range of values that the Adastra Board might be prepared to support. However, Mr. Read and Mr. Vavala advised that the Adastra Board was concerned that Shareholders might prefer a cash alternative in order to avoid any exposure to potential volatility in the trading price of First Quantum Shares. Mr. Pascall and Mr. Newall responded that, while the support of the Adastra Board was certainly of interest to the Offeror, the Offeror was reluctant to take any further action without a more definitive indication from Adastra regarding the terms upon which the Adastra Board might be willing to support an amended Offer. Nevertheless, it was agreed that the financial advisors to the Offeror and Adastra should have a discussion as soon as possible that day in order to determine whether there was sufficient common ground between the parties to justify pursuing discussions in respect of a negotiated transaction.

        On that basis, on the afternoon of March 31, 2006, representatives of RBC Capital Markets (“RBC”), financial advisors to the Offeror, had a telephone conversation with representatives of N M Rothschild & Sons Limited (“Rothschild”), financial advisors to Adastra, during which the possibility of a negotiated transaction between Adastra and the Offeror was further pursued. RBC requested that Rothschild provide to RBC a letter indicating the terms upon which the Adastra Board would be prepared to negotiate a supported transaction. Shortly thereafter, Rothschild provided RBC with a non-binding memorandum setting out indicative, high-level terms on which such a transaction might be possible. RBC and the Offeror spent the next several days reviewing the memorandum from Rothschild and exploring potential alternative structures for a negotiated transaction.

        Also on March 31, 2006, the Offeror released its annual information form for the year ended December 31, 2005 and, by written notice delivered to the Depositary prior to 5:00 p.m. (Toronto time), extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on April 18, 2006. In connection with the latter, a notice of extension was mailed to Shareholders on April 3, 2006.

        On April 4, 2006, at the request of RBC, senior management of the Offeror and RBC met with representatives of Rothschild, senior management of Adastra and members of the special committee of independent directors of Adastra. During the course of the meeting, which lasted for several hours, the broad financial terms of a negotiated transaction were agreed to in principle, subject to the negotiation of definitive documentation and the resolution of certain non-financial matters, including the terms upon which the directors and senior directors of Adastra would agree to tender their Adastra Shares to the Offer.

        During the period between April 4, 2006 and April 11, 2006, the legal and financial advisors to both the Offeror and Adastra negotiated the definitive Support Agreement and related documents, including letter agreements (“Letter Agreements”) governing the manner in which senior officers and directors of Adastra would deal with their Adastra Shares and Options in the period during which the Offer remained open for acceptance.

        On April 11, 2006, the Offeror and Adastra entered into the Support Agreement, pursuant to which, among other things, the Offeror agreed to increase the Offered Consideration and extend the expiry of the Offer and Adastra agreed to recommend that Shareholders accept the Offer. For a summary of the terms of the Support Agreement, refer to Section 6 of this Notice of Variation and Extension, “Support Agreement and Letter Agreements”. In connection with, and in order to induce the Offeror to enter into, the Support Agreement, the senior officers and directors of Adastra entered into Letter Agreements with the Offeror on the same day. Further details in respect of the Letter Agreements are set out in Section 6 of this Notice of Extension and Variation, “Support Agreement and Letter Agreements”.

        Also on April 11, 2006, the Offeror released its management information circular in respect of the annual general meeting of the Offeror to be held on May 9, 2006.

        As at 5:00 p.m. (Toronto time) on April 17, 2006, 22,376,015 Adastra Shares had been validly deposited to the Offer and not withdrawn.

6.     Support Agreement and Letter Agreements

        Section 10 of the Circular, “Arrangements, Agreements or Understandings” (found at page 36 of the Offer and Circular), is deleted in its entirety and replaced by the following:

        “Except as set forth below, there are (a) no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Adastra; and (b) no contracts, arrangements or understandings, formal or informal, between the Offeror and any Shareholder with respect to the Offer. Except as set forth below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any person or company with respect to any securities of Adastra in relation to the Offer.

        On April 11, 2006, the Offeror and Adastra entered into the Support Agreement, which sets forth, among other things, the terms and conditions upon which the Offer is to be amended by the Offeror. Also on April 11, 2006, and in order to induce the Offeror to enter into the Support Agreement, each of the following directors and senior officers of Adastra entered into a Letter Agreement with the Offeror governing their dealings with any Adastra Shares and Options they hold during the period in which the Offer remains open for acceptance: John Bentley, T. David Button, Etienne Denis, Paul MacNeill, Bernard Pryor, Timothy Read, Bernard Vavala and Patrick Walsh (collectively, the “Insider Shareholders”). Pursuant to the terms of the Letter Agreements, the Insider Shareholders agreed, if permitted to do so legally, either directly or indirectly through commercially reasonable arrangements, to enter into lock-up agreements with the Offeror, providing for the tender of their Adastra Shares (including those issuable upon the exercise of Options) to the Offer or, if not permitted to do so legally, to refrain from selling or otherwise disposing of their Adastra Shares (including those issuable upon the exercise of Options) or any interest therein at any time while the Offer remains open for acceptance (unless the Letter Agreements are terminated in accordance with their terms). Collectively, the Insider Shareholders hold 6,921,929 Adastra Shares (including those issuable upon the exercise of Options), representing 8.0% of the outstanding Adastra Shares on a fully diluted basis.

      Support Agreement

        The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement filed by the Offeror (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.

      The Offer

        The Offeror agreed in the Support Agreement to amend the Offer by, among other things, increasing the consideration payable thereunder to, at the election of each Shareholder, (a) Cdn.$2.92 in cash for each Adastra Share, or (b) one First Quantum Share plus Cdn$0.265 in cash for every 14.76 Adastra Shares, subject in each case to pro ration. The Offeror also agreed to extend the period during which Shares may be deposited under the Offer to 11:59 p.m. (Toronto time) on April 28, 2006, subject to the Offeror’s right to extend such period from time to time. In addition, the Offeror has agreed that without the prior consent of Adastra, the Offeror will not be permitted to waive the Minimum Tender Condition or otherwise modify or vary the Offer or any of its terms or conditions in a manner that is adverse to Shareholders.

      Support of the Offer

        Adastra has represented and warranted to the Offeror in the Support Agreement that the Adastra Board, upon consultation with its financial and legal advisors and on receipt of a recommendation from its special committee of independent directors, has determined that the Offer is fair to all Shareholders and that the Offer is in the best interests of Adastra and the Shareholders. Accordingly, the Adastra Board has approved the making of a unanimous recommendation that Shareholders accept the Offer. Adastra has agreed to take all reasonable actions to support the Offer and ensure success of the Offer in accordance with the Support Agreement.

      Board Representation

        Pursuant to the terms of the Support Agreement, provided that at least a majority of the then outstanding Adastra Shares on a fully diluted basis are purchased by the Offeror, the Offeror will, promptly and in any event within 10 days of such purchase (and from time to time thereafter), be entitled to designate such number of members of the Adastra Board, and any committee thereof, as is proportionate to the percentage of the outstanding Adastra Shares owned by the Offeror, and Adastra will co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed including, at the request of the Offeror, by using its reasonable best efforts to obtain the resignations of a majority of the incumbent members of the Adastra Board on the date specified by the Offeror and/or to increase the size of the Adastra Board.

      No Solicitation

        Adastra has agreed in the Support Agreement that it will not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Adastra or any Subsidiary, (i) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Adastra or any Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal (as defined below); (ii) except in respect of the transaction with Mitsubishi Corporation (the “Mitsubishi Transaction”) described in the directors’ circular of Adastra dated February 17, 2006 (but no other transaction with Mitsubishi Corporation and provided there are no material amendments to the consideration paid or assets acquired) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Adastra Board or any committee thereof of the Support Agreement or the Offer; (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

        The Support Agreement defines an “Acquisition Proposal” as (a) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Adastra or any of its subsidiaries; (b) except in respect of the Mitsubishi Transaction, any sale or acquisition of all or a material portion of the assets of Adastra on a consolidated basis; (c) any sale or acquisition of all or a material portion of the Adastra Shares; (d) any similar business combination or transaction, of or involving Adastra or any of its Subsidiaries, other than with the Offeror; or (e) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror.

        Adastra has also agreed in the Support Agreement to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than the Offeror) by Adastra or any subsidiary or any of its or their representatives or agents with respect to any potential Acquisition Proposal. Adastra has agreed not to release any third party from any confidentiality agreement or standstill agreement and to request the return or destruction of all confidential information provided to any third party which, at any time since November 30, 2005, has entered into a confidentiality agreement or standstill agreement with Adastra relating to a potential Acquisition Proposal. The foregoing will not prevent the Adastra Board from considering and accepting any unsolicited bona fide written Acquisition Proposal which would, if consummated in accordance with its terms, result in a transaction that is more favourable financially to Shareholders than the Offer (a “Superior Proposal”) that might be made by any third party, provided that the remaining provisions of the Support Agreement are complied with.

        Finally, Adastra has agreed in the Support Agreement to notify the Offeror, as soon as practicable and in any event within 48 hours, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Adastra or any subsidiary of which Adastra’s directors, officers, employees, representatives or agents are or became aware, or any amendments to the foregoing.

      Superior Proposals

        Pursuant to the terms of the Support Agreement, if Adastra receives a request for material non-public information from a party who proposes to Adastra a bona fide Acquisition Proposal and the Adastra Board determines that the failure to provide such party with access to information regarding Adastra would be inconsistent with the fiduciary duties of the Adastra Board, then, and only in such case, Adastra may provide such party with access to information regarding Adastra, subject to the execution of a confidentiality and standstill agreement and to providing the Offeror with a list of all information provided to such party and copies of any information provided to such party that has not been previously provided to the Offeror.

        Adastra has agreed in the Support Agreement not to accept, approve or recommend, or enter into any agreement relating to an Acquisition Proposal unless: (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) Adastra has complied with its non-solicitation covenants in the Support Agreement; (iii) five business days have elapsed from the later of the date the Offeror received written notice of Adastra’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and the date the Offeror received notice of the Acquisition Proposal; (iv) if the Offeror has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Adastra Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror; (v) Adastra concurrently terminates the Support Agreement pursuant to the terms of the Support Agreement; and (vi) Adastra pays to the Offeror the termination fee contemplated by the Support Agreement.

      Opportunity to Match

        Pursuant to the Support Agreement, Adastra has agreed that, during the five business day period referred to in subparagraph (iii) of the preceding paragraph, or such longer period as Adastra may approve for such purpose, the Offeror will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Adastra Board will review any proposal by the Offeror submitted within such period to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer. Adastra has agreed that, for the purposes of this opportunity to match, each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal and initiate an additional five business day period.

        The Adastra Board has agreed in the Support Agreement to promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Adastra Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer.

      Subsequent Acquisition Transaction

        The Support Agreement provides that if, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Adastra Shares (calculated on a fully diluted basis as at the Expiry Time), the Offeror will, to the extent legally permissible, effect a Compulsory Acquisition, under the YBCA, to acquire the remainder of the Adastra Shares from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not legally available or, in the event the Offeror takes up and pays for Adastra Shares under the Offer representing at least 66 2/3% of the outstanding Adastra Shares (calculated on a fully diluted basis as at the Expiry Time), the Offeror will acquire the remaining Adastra Shares not tendered to the Offer by way of statutory arrangement or other Subsequent Acquisition Transaction and the consideration per Adastra Share offered in connection with the Subsequent Acquisition Transaction will be at least equivalent in value to the consideration per Adastra Share offered under the Offer. All Adastra Shares held by U.K. Shareholders that are not acquired pursuant to the Offer will be acquired in a Compulsory Acquisition or Subsequent Acquisition Transaction whether or not such U.K. Shareholders are Qualified Investors.

      Termination of the Support Agreement

        The Support Agreement may be terminated at any time prior to the time that designees of the Offeror represent a majority of the Adastra Board: (a) by mutual written consent of the Offeror and Adastra; (b) by the Offeror, if any condition to amending the Offer for the Offeror’s benefit is not satisfied or waived by April 18, 2006 other than as a result of the Offeror’s default under the Support Agreement; (c) by the Offeror, if the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time and the Offeror has not elected to waive such condition; (d) by Adastra, if the Offeror does not take up and pay for the Adastra Shares deposited under the Offer by May 11, 2006, or, if the foregoing condition has been satisfied but the Expiry Time has not occurred, by the date that is 30 days from the date that the foregoing condition has been met; (e) by either Adastra or the Offeror, if the other party is in default of a material covenant or obligation under the Support Agreement or if any representation or warranty of the other party under the Support Agreement was, as at April 11, 2006, or has since become, untrue or incorrect in any material respect and such default or inaccuracy is not curable or, if curable, is not cured by the Expiry Time; (f) by the Offeror, if: (i) the Adastra Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror; (ii) the Adastra Board or any committee thereof recommends or approves an Acquisition Proposal; or (iii) the Adastra Board does not reaffirm its recommendation in favour of the Offer in a press release or directors’ circular within two business days, and in any event prior to the Expiry Time, after the public announcement of an Acquisition Proposal and a written request by the Offeror for Adastra to do so; or (g) by Adastra, if Adastra proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Adastra has not breached any of its covenants, agreements or obligations in the Support Agreement.

      Termination Fee

        Adastra will be obligated to pay a termination fee to the Offeror in an amount to be determined as specified below if the Support Agreement is terminated in any of the following circumstances:

(a)	if the Support Agreement is terminated:

(i)	by the Offeror as a result of the Adastra Board or any committee thereof recommending or approving an Acquisition Proposal;

(ii)	by the Offeror as a result of the Adastra Board not reaffirming its recommendation in favour of the Offer in a press release or directors’ circular within two business days, and in any event prior to the Expiry Time, after the public announcement of an Acquisition Proposal and a written request by the Offeror for Adastra to do so; or

(iii)	by Adastra in circumstances where Adastra proposes to enter into a definitive agreement with respect to a Superior Proposal;

the Offeror will be entitled to a termination fee of Cdn.$4.8 million, payable by 12:00 p.m. (Toronto time) on the first business day following the consummation of the Superior Proposal; or

(b)	if the Support Agreement is terminated by the Offeror as a result of the Adastra Board or any committee thereof withdrawing, modifying, changing or qualifying its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror and:

(i)	the volume-weighted average trading price of the First Quantum Shares on the TSX over the seven trading day period immediately preceding the date of such withdrawal, modification, change or qualification, divided by 17.5 plus Cdn.$0.475 (the “See-Through Value”) is greater than Cdn.$2.895; and

(ii)	there has been no Material Adverse Effect in respect of the Offeror;

the Offeror will be entitled to a termination fee, payable within 90 days of the date of termination, the amount of which will be determined on a sliding scale, ranging from Cdn.$2.4 million, where the See-Through Value is equal to Cdn.$2.90, to Cdn.$4.8 million, where the See-Through Value is equal to or greater than Cdn.$2.95;

provided, in each case, that the Offeror is not in material default in the performance of its obligations under the Support Agreement on the date that the Support Agreement is terminated.

      Representations and Warranties

        The Support Agreement contains a number of customary representations and warranties of the Offeror and Adastra relating to, among other things: organization; capitalization; the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer; and the absence of any Material Adverse Effect and certain other changes or events since the date of the respective parties’ most recently filed financial statements. The representations and warranties of Adastra also address various matters relating to the business, operations and properties of Adastra and its subsidiaries, including: absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; and accuracy of reports required to be filed with applicable securities regulatory authorities. In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Adastra Shares acquired pursuant to the Offer.

      Conduct of Business

        The Offeror and Adastra have each covenanted and agreed in the Support Agreement that, prior to the earlier of (i) the time that designees of the Offeror represent a majority of the Adastra Board and (ii) the termination of the Support Agreement, except with the prior written consent of the other party or as expressly contemplated or permitted by the Support Agreement, each party will, and will cause each of its subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Each of the Offeror and Adastra has also agreed that it will not, and will cause each of its Subsidiaries not to, take certain actions specified in the Support Agreement.

        Each of the Offeror and Adastra has also agreed in the Support Agreement to notify the other party of (a) the occurrence, or failure to occur, of any event which occurrence or failure would cause or may cause any of the representations or warranties of such party contained in the Support Agreement to be untrue or inaccurate in any material respect at any time up to the time that designees of the Offeror represent a majority of the Adastra Board; and (b) any failure of such party, or any officer, director, employee, representative or agent of such party, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Support Agreement.

      Other Covenants

        Each of Adastra and the Offeror has agreed in the Support Agreement to a number of mutual covenants, including to co-operate, where appropriate, and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement; and (b) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by governmental authorities.

      Officers’ and Directors’ Insurance and Indemnification

        The Offeror has agreed in the Support Agreement that for a period of not less than six years from the date on which designees of the Offeror represent a majority of the Adastra Board, the Offeror will cause Adastra (or its successor) to maintain Adastra’s and its Subsidiaries’ current directors’ and officers’ insurance policies (or substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect) with respect to claims arising from facts or events which occurred on or before such date. After the date on which designees of the Offeror represent a majority of the Adastra Board, the Offeror will cause Adastra to indemnify the directors and officers of Adastra and its Subsidiaries during all periods prior to such date to the fullest extent to which Adastra and the Subsidiaries are permitted to indemnify such officers and directors under their respective articles, by-laws, applicable Law and contracts of indemnity.

      Outstanding Stock Options

        Adastra has agreed in the Support Agreement to use its commercially reasonable efforts to encourage all holders of Options to conditionally exercise or terminate such Options and all holders of Warrants to exercise such Warrants and to tender the Adastra Shares to be issued as a result of such conditional exercise or termination of Options or exercise of Warrants to the Offer.”

7.     Other Changes to the Offer and Circular

      Definitions

        The following definitions are added to the “Definitions” section of the Offer and Circular (found at pages 1-5 of the Offer and Circular):

        “Acquisition Proposal” has the meaning ascribed thereto in Section 10 of the Circular, “Arrangements, Agreements or Understandings – Support Agreement”.

        “fully diluted basis” means, with respect to the number of outstanding Adastra Shares, such number of outstanding Adastra Shares calculated on the assumption that all Options, Warrants and other rights to acquire Adastra Shares (excluding the IFI Rights) are exercised in full.

        “IFI Rights” means the rights granted to the International Finance Corporation and the Industrial Development Corporation of South Africa Limited to convert their shareholdings in Kingamyambo Musonoi Tailings S.A.R.L. into Adastra Shares upon the acquisition by one or more persons of more than 50% of the Adastra Shares, as described in Adastra’s directors’ circular dated February 17, 2006.

        “Insider Shareholders” means the following directors and senior officers of Adastra: John Bentley, T. David Button, Etienne Denis, Paul MacNeill, Bernard Pryor, Timothy Read, Bernard Vavala and Patrick Walsh.

        “Letter Agreements” means the letter agreements dated April 11, 2006 between the Offeror and each of the Insider Shareholders.

        “Material Adverse Effect” when used in connection with a party, means any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party or its subsidiaries taken as a whole, other than any effect:

(a)	relating to the economic, political conditions or securities markets in general in Canada, the United Kingdom or the DRC;

(b)	affecting the mining industry in general;

(c)	relating to a change in the market trading price of shares of that party, either:

(i)	related to the Support Agreement and the Offer or the announcement thereof;

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect; or

(iii)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that party, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP;

provided, however, that such effect does not primarily relate only to (or have the effect of primarily relating only to) that party and its subsidiaries, taken as a whole, or disproportionately adversely affect that party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which that party and its subsidiaries operate.

        “See-Through Value” has the meaning ascribed thereto in Section 10 of the Circular, “Arrangements, Agreements or Understandings – Support Agreement”.

        “Superior Proposal” has the meaning ascribed thereto in Section 10 of the Circular, “Arrangements, Agreements or Understandings – Support Agreement”.

        “Support Agreement” means the support agreement between the Offeror and Adastra dated April 11, 2006, as the same may be amended or supplemented from time to time.

        The following definitions in the “Definitions” section of the Offer and Circular (found at pages 1-5 of the Offer and Circular) are deleted in their entirety and replaced by the following:

        “Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof.

      “Current Market Price” means Cdn.$39.11.

      “Governmental Entity” means:

(a)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(c)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

        “Laws” means any applicable laws including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity.

        “Minimum Tender Condition” means the condition to the Offer that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Adastra Shares which, excluding any Adastra Shares directly or indirectly owned by the Offeror, constitutes at least 50.1% of the Adastra Shares outstanding (calculated on a fully diluted basis).

        “Person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

      “Subsidiaries” means:

(a)	with respect to Adastra: Congolese Zinc Investments Ltd., Kolwezi Holdings Ltd., Kolwezi Investment Ltd., Adastra Offshore Ltd., Congo Mineral Developments Limited, IDAS Resources N.V., Kingamyambo Musonoi Tailings S.A.R.L., Roan Prospecting and Mining SPRL, ZamGold Ltd., Catapult Holdings Ltd., Zamgold Zambia Limited and Zincongo Limited; or

(b)	with respect to any other specified body corporate: any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

      Take up of and Payment for Deposited Adastra Shares

        Section 3 of the Offer to Purchase, “Take up of and Payment for Deposited Adastra Shares” (found at page 14 of the Offer and Circular), is amended by adding the following to the end of the first paragraph:

        “Under the Support Agreement the Offeror has agreed that, provided that all of the conditions to the Offer have been satisfied or waived, the Offeror shall take up and pay for all of the Adastra Shares deposited under the Offer as soon as reasonably practicable and in any event no later than two Business Days following the time at which it becomes entitled to take up such Adastra Shares pursuant to applicable Laws.”

      Information Concerning Adastra

        The second paragraph of the preamble to the Circular (found at page 22 of the Offer and Circular) is deleted in its entirety and replaced by the following:

        “Except as otherwise indicated, the information concerning Adastra contained in the Offer to Purchase and this Circular has been taken from or is based upon publicly available documents and records of Adastra on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge which would indicate that any of the statements contained herein and taken from or based on such information is untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Adastra to disclose publicly events or facts which may have occurred and which are unknown to the Offeror and may affect the significance or accuracy of any such information. Unless otherwise indicated, information concerning Adastra is given as at January 31, 2006.”

      Authorized and Outstanding Capital

        Section 2 of the Circular, “Adastra” (found at pages 25-27 of the Offer and Circular), is amended by deleting the first paragraph of “– Authorized and Outstanding Share Capital” in its entirety and replacing it with the following:

        “Adastra’s authorized capital consists of an unlimited number of Adastra Shares. According to Adastra, as at April 11, 2006 Adastra had 77,397,831 Adastra Shares issued and outstanding. In addition, according to Adastra, Adastra had 7,126,209 Options and 1,711,292 Warrants issued and outstanding as at that date and would be required to issue a further 2,358 Warrants were the 46,000 Options existing at February 12, 2003 and still outstanding to be exercised.”

      Acquisition of Shares Not Deposited

        Section 5 of the Circular, “Acquisition of Shares Not Deposited” (found at pages 33-35 of the Offer and Circular), is supplemented as follows:

        Under the Support Agreement, the Offeror has agreed that all Shares held by Shareholders resident in the United Kingdom and not acquired pursuant to the Offer shall be acquired in a Compulsory Acquisition or Subsequent Acquisition Transaction whether or not the Shareholders are Qualified Investors.

      Source of Offered Consideration

        Section 6 of the Circular, “Source of Offered Consideration” (found at page 35 of the Offer and Circular) and Section 9 of the notice of variation and extension dated March 21, 2006, “Source of Offered Consideration” (found at page 9 of the notice of variation and extension dated March 21, 2006), are deleted in their entirety and replaced with the following:

        “According to Adastra, as at April 11, 2006 Adastra had 77,397,831 Adastra Shares issued and outstanding. In addition, according to Adastra, Adastra had 7,126,209 Options and 1,711,292 Warrants issued and outstanding as at that date and would be required to issue a further 2,358 Warrants were the 46,000 Options existing at February 12, 2003 and still outstanding to be exercised. Assuming all such Options and Warrants issued and outstanding are exercised, Adastra would have to issue 8,839,859 Adastra Shares, resulting in 86,237,690 Adastra Shares being issued and outstanding on a fully diluted basis. First Quantum will issue First Quantum Shares to Shareholders who elect the Share Alternative under the Offer. If all holders of Options and Warrants issued and outstanding as at April 11, 2006 exercise such Options and Warrants in accordance with their terms and the Offeror acquires all of the Adastra Shares outstanding on a fully diluted basis pursuant to the Offer, the total number of First Quantum Shares required for the purchase of such Adastra Shares will be approximately 4.9 million. Fractional First Quantum Shares will not be issued. Cash shall be paid to Shareholders by First Quantum in lieu of any fractional First Quantum Share payable to a Shareholder under the Offer. The Maximum Cash Consideration payable pursuant to the Offer (including in respect of the Cdn.$0.265 in cash for every 14.76 Adastra Shares paid to Shareholders who elect the Share Alternative) is approximately Cdn.$41.0 million. First Quantum intends to pay such cash component of the purchase price for Adastra Shares acquired under the Offer, as well as any cash payable in lieu of fractional First Quantum Shares, with cash on hand and available balances in its bank accounts. As at December 31, 2005, First Quantum had cash on hand and balances in its bank accounts of approximately $74.3 million.”

      Acceptance of the Offer

        Section 11 of the Circular, “Acceptance of the Offer” (found at page 37 of the Offer and Circular), is deleted in its entirety and replaced with the following:

        “Except as set forth below, the Offeror has no knowledge as to whether any Shareholder will accept the Offer.

        On April 11, 2006, in connection with, and in order to induce the Offeror to enter into, the Support Agreement, the Insider Shareholders entered into Letter Agreements with the Offeror governing their dealings with any Adastra Shares and Options they hold during the period in which the Offer remains open for acceptance. Pursuant to the terms of the Letter Agreements, the Insider Shareholders agreed, if permitted to do so legally, directly or indirectly through commercially reasonable arrangements, to enter into lock-up agreements with the Offeror on or prior to April 18, 2006, providing for the tender of their Adastra Shares (including those issuable upon the exercise of Options) to the Offer or, if not permitted to do so legally, to refrain from selling or otherwise disposing of their Adastra Shares (including those issuable upon the exercise of Options) or any interest therein at any time while the Offer remains open for acceptance (unless the Letter Agreements are terminated in accordance with their terms). Collectively, the Insider Shareholders hold 6,921,929 Adastra Shares (including those issuable upon the exercise of Options), representing 8.0% of the outstanding Adastra Shares on a fully diluted basis.”

8.     Withdrawal of Deposited Shares

        Shareholders have the right to withdraw Adastra Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”.

9.     Take Up of and Payment for Deposited Adastra Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), the Offeror will take up and pay for all Adastra Shares validly deposited under the Offer (and not withdrawn prior to the Expiry Time pursuant to Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”), as soon as reasonably possible and in any event no later than 4:00 p.m. (Toronto time) on the second business day following (i) the Expiry Time, or (ii) such other time at which it becomes entitled to take up Adastra Shares under the Offer pursuant to applicable law. See Section 3 of the Offer to Purchase, “Take Up of and Payment for Deposited Adastra Shares”.

10.   Amendments to the Offer

        The Offer and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Variation and Extension.

11.   Offerees’ Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Adastra with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the Shareholder’s province or territory. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

12.   Documents Filed With the SEC

        The Offeror has filed with the SEC (i) a registration statement on Form F-80 under the U.S. Securities Act, as amended, which covers the First Quantum Shares to be issued pursuant to the Offer, (ii) a tender offer statement on Schedule 14D-1F, as amended and (iii) Form F-X to appoint an agent for service of process and provide required undertakings. The Offer and Circular do not contain all of the information set forth in the registration and tender offer statements. Reference is made to those documents and the exhibits thereto for further information.

        In addition to the documents listed in Section 24 of the Original Circular, “Documents Filed with the SEC”, in Section 15 of the notice of variation and extension dated March 21, 2006, “Documents Filed with the SEC” and in Section 8 of the notice of extension dated April 3, 2006, “Documents Filed with the SEC”, the following exhibits have been filed with the SEC as part of the Registration Statement on Form F-80, as amended:

1.	the management information circular of the Offeror dated April 11, 2006;

2.	the Support Agreement; and

3.	the Letter Agreements.

13.   Directors’ Approval

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the First Quantum Board.

APPROVAL AND CERTIFICATE

DATED: April 18, 2006

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to Shareholders has been authorized, by the First Quantum Board.

        The foregoing, together with the Offer and Circular dated February 2, 2006, the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006 and the notice of extension dated April 3, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular dated February 2, 2006, the notice of variation and extension dated March 10, 2006, the notice of variation and extension dated March 21, 2006 and the notice of extension dated April 3, 2006, does not contain any misrepresentation likely to affect the value or the market price of the Adastra Shares which are the subject of the Offer.

(Signed) PHILIP K.R. PASCALL Chairman and Chief Executive Officer	(Signed) MARTIN R. ROWLEY Chief Financial Officer
On behalf of the Board of Directors
(Signed) PETER ST. GEORGE Director	(Signed) RUPERT PENNANT-REA Director

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail	By Registered Mail, Hand or Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street E	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal 650 de Maisonneuve Blvd West Suite 700 Montreal, QC H3A 3S8	Vancouver 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9	Calgary Western Gas Tower Suite 600, 530 8th Avenue S.W. Calgary, AB T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada 200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada Telephone: (416) 842-7675 Toll Free: 1-866-246-3902	In the United States Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A. Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

        Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following are filed by First Quantum Minerals Ltd. (the “Company”) as exhibits to this Amendment No. 4 to Schedule 14D-1F: (1)

Exhibit Number	Description

2.1	Support Agreement, dated April 11, 2006 (filed herewith).

2.2	Form of Letter Agreement for certain directors and officers, dated April 11, 2006 (filed herewith).

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management’s discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant’s wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant’s board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.11	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the “Outlook” section of the Registrant’s press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.13	The Registrant’s technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant's technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant’s technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

3.17	The Consolidated Financial Statements of the Registrant as at December 31, 2005 and 2004.(2)

3.18	Management's discussion and analysis and financial review of the Registrant for the quarter and twelve months ended December 31, 2005.(2)

3.19	The annual information form of First Quantum dated March 31, 2006 for the year ended December 31, 2005.(3)

3.20	The management information circular of the Registrant dated April 11, 2006 for (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein). (filed herewith).

(1) Unless otherwise indicated, each of the exhibits listed above has been previously filed with the Company’s Schedule 14D-1F filed on February 2, 2006.

(2) Previously filed with First Quantum Minerals, Ltd.‘s Amendment No. 2 to Schedule 14D-1F filed on March 21, 2006.

(3) Previously filed with First Quantum Minerals, Ltd.‘s Amendment No. 3 to Schedule 14D-1F filed on April 3, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the United States Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c) The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2. Consent to Service of Process

(a) On February 2, 2006, the Company filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the Company consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Amendment No. 4 to the Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST QUANTUM MINERALS LTD.

By: /s/ G. Clive Newall
G. Clive Newall,
President

April 18, 2006